Exhibit 99.1

PRESS RELEASE

Immatics and Bristol Myers Squibb Enter Into Global Exclusive License for Immatics’ TCR Bispecific Program IMA401

•	Bristol Myers Squibb secures global exclusive license to Immatics’ TCR bispecific program IMA401; companies will collaborate on development with Immatics retaining a co-promotion option in the US

•	Immatics to receive upfront payment of $150 million and additional milestone payments of up to $770 million plus tiered double-digit royalties on net product sales

Tuebingen, Germany, Houston & New York – December 14, 2021 – Immatics N.V. (NASDAQ: IMTX, “Immatics”), a clinical-stage biopharmaceutical company active in the discovery and development of T cell-redirecting cancer immunotherapies, and Bristol Myers Squibb (NYSE: BMY), today announced that they have entered into a license, development and commercialization agreement (the “agreement”) for Immatics’ TCR Bispecific candidate, IMA401.

Under the terms of the agreement, Immatics will receive an upfront payment of $150 million as well as up to $770 million in development, regulatory and commercial milestone payments, in addition to tiered double-digit royalty payments on net sales of IMA401. Immatics retains the options to co-fund U.S. development in exchange for enhanced U.S. royalty payments and/or to co-promote IMA401 in the US.

IMA401 is the most advanced product candidate in Immatics’ TCR Bispecifics pipeline, called TCER® (T Cell Engaging Receptors), in which one binding region targets MAGEA4/8, a highly prevalent antigen in multiple solid tumors, and the other region engages and activates T cells. In preclinical proof-of-concept studies, IMA401 has shown anti-tumor activity with complete remissions in various in vivo tumor models including patient-derived xenograft models. The agreement outlines a development plan under which both companies will collaborate to advance the program through clinical development.

In November 2021, Immatics filed a Clinical Trial Application (CTA)1 with Paul-Ehrlich-Institute (PEI), the German federal regulatory authority, for the development of IMA401. The clinical trial, which is planned to commence in the first half of 2022, will enroll patients across various solid tumor types.

1 Clinical Trial Application – the European equivalent of an Investigational New Drug (IND) application

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“At Immatics, we are committed to our goal of delivering meaningful clinical benefits to cancer patients, and based on the promising preclinical data, we see remarkable potential for our TCER® platform” said Carsten Reinhardt, M.D., Ph.D., Chief Development Officer at Immatics. “We are delighted to extend our existing collaboration with Bristol Myers Squibb to the IMA401 program and view this as an important validation of the therapeutic potential of our TCER® approach. Bristol Myers Squibb’s global clinical development and commercialization capabilities in oncology make them the ideal partner for the further development of IMA401.”

“We are pleased to expand our collaboration with Immatics to now include IMA401,” said Teri Foy, Senior Vice President, Research and Early Development, Immuno-Oncology and Cell Therapy at Bristol Myers Squibb. “TCER®s are an important, emerging modality for solid tumors with the potential for cell therapy-like efficacy in an off-the-shelf platform offering potentially broader patient access. We look forward to advancing IMA401 into the clinic to further assess its potential as an innovative medicine to help patients prevail over serious diseases.”

Immatics entered a strategic collaboration in 2019 with Celgene Corporation, a wholly owned subsidiary of Bristol-Myers Squibb Company, to develop novel adoptive cell therapies. This new collaboration to develop Immatics’ Bispecific candidate TCER® IMA401 complements ongoing cell therapy activities - both therapeutic modalities built on Immatics’ capabilities to identify novel targets and develop high-affinity, target-specific TCRs. The terms of the current agreement regarding Immatics’ TCER® IMA401 program exclude any MAGEA4/8 targets for cell therapy. The agreement is subject to customary clearance by antitrust regulators.

About IMA401

IMA401 is Immatics’ half-life extended TCER® molecule that targets an HLA-A*02-presented (human leukocyte antigen) peptide derived from two different cancer-associated proteins, melanoma-associated antigen 4 and/or 8 (“MAGEA4/8”). MAGEA4/8 is highly prevalent in several solid tumor types including squamous non-small-cell lung carcinoma, head and neck squamous cell carcinoma, bladder, uterine, esophageal and ovarian carcinomas, as well as melanoma, sarcoma subtypes and other solid cancer types.

About TCER®

Immatics’ TCER® molecules are antibody-like “off-the-shelf” biologics that leverage the body’s immune system by redirecting and activating T cells towards cancer cells expressing a specific tumor target. To do so, the proprietary biologics are engineered to have two binding regions. The first region contains an affinity- and stability-improved TCR that binds specifically to the cancer

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target on the cell surface presented by an HLA molecule. The second region is derived from an antibody domain that recruits endogenous T cells to the tumor to become activated. The design of the TCER® molecules enables the activation of any T cell in the body to attack the tumor, regardless of the T cells’ intrinsic specificity. In addition, the TCER® molecule has a Fc-part conferring stability, half-life extension and enhanced manufacturability.

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About Bristol Myers Squibb

Bristol Myers Squibb is a global biopharmaceutical company whose mission is to discover, develop and deliver innovative medicines that help patients prevail over serious diseases. For more information about Bristol Myers Squibb, visit us at BMS.com or follow us on LinkedIn, Twitter, YouTube, Facebook, and Instagram.

About Immatics

Immatics combines the discovery of true targets for cancer immunotherapies with the development of the right T cell receptors with the goal of enabling a robust and specific T cell response against these targets. This deep know-how is the foundation for our pipeline of Adoptive Cell Therapies and TCR Bispecifics as well as our partnerships with global leaders in the pharmaceutical industry. We are committed to delivering the power of T cells and to unlocking new avenues for patients in their fight against cancer.

For regular updates about Immatics, visit www.immatics.com. You can also follow us on Twitter and LinkedIn.

Bristol Myers Squibb Cautionary Statement Regarding Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, the research, development and commercialization of pharmaceutical products and the agreement. All statements that are not statements of historical facts are, or may be deemed to be, forward-looking statements. Such forward-looking statements are based on historical performance and current expectations and projections about our future financial results, goals, plans and objectives and involve inherent risks, assumptions and uncertainties, including internal or external factors that could delay, divert or change any of them in the next several years, that are difficult to predict, may be beyond our control and could cause our future financial results, goals, plans and objectives to differ materially from those expressed in, or implied by, the statements. These risks, assumptions, uncertainties and other factors include, among others, that the

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expected benefits of, and opportunities related to, the agreement may not be realized by Bristol Myers Squibb or may take longer to realize than anticipated, that Bristol Myers Squibb may fail to discover and develop any commercially successful product candidates for IMA401 through the agreement, that IMA401 may not receive regulatory approval for the indications described in this release in the currently anticipated timeline or at all, and if approved, whether such treatment for such indications described in this release will be commercially successful, and that the agreement will receive clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. No forward-looking statement can be guaranteed. Forward-looking statements in this press release should be evaluated together with the many risks and uncertainties that affect Bristol Myers Squibb’s business and market, particularly those identified in the cautionary statement and risk factors discussion in Bristol Myers Squibb’s Annual Report on Form 10-K for the year ended December 31, 2020, as updated by our subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the Securities and Exchange Commission. The forward-looking statements included in this document are made only as of the date of this document and except as otherwise required by applicable law, Bristol Myers Squibb undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise.

Immatics Forward-Looking Statements:

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or Immatics’ future financial or operating performance. For example, statements concerning the timing of product candidates and Immatics’ focus on partnerships to advance its strategy are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in filings with the SEC. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Immatics undertakes no duty to update these forward-looking statements.

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For more information, please contact:

Immatics

Media:
Anja Heuer, +49 89 540415-606, media@immatics.com

Investors
Jordan Silverstein, +1 281-810-7545, InvestorRelations@immatics.com

Bristol Myers Squibb

Media:

+1 609-252-3345, media@bms.com

Investors:

Tim Power, +1 609-252-7509, timothy.power@bms.com

Nina Goworek, +1-908-673-9711, nina.goworek@bms.com

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